EXHIBIT 99.2
Abstract of the terms and conditions of re-appointment of Mr. S. D. Shibulal, as whole-time director

INFOSYS TECHNOLOGIES LIMITED
Regd. Office: Electronics City
Hosur Road, Bangalore 560 100, India
Tel : 91 80 2852 0261
Fax : 91 80 2852 0362

To

All the members of Infosys Technologies Limited

Abstract of the terms and conditions of re-appointment of Mr. S. D. Shibulal, Whole-time Director of the Company pursuant to Section 302 of the Companies Act, 1956.

Mr. S. D. Shibulal was appointed as the whole-time director of the Company for a period of five years which expired on January 9, 2007.  As a part of the initiative to create enduring leadership for the Company, the Board of Directors at their meeting held on October 11, 2006, resolved to re-appoint Mr. S. D. Shibulal as whole-time director of the Company for a further period of five years commencing from January 10, 2007.  The re-appointment is subject to approval of the members at the General Meeting of the Company.

In compliance with the provisions of Section 302 of the Companies Act, 1956, an abstract of terms of his re-appointment is set out below:

1.	Period of appointment: Five years beginning January 10, 2007 and ending on January 9, 2012.
2.	Mr. S. D. Shibulal shall perform such duties as shall from time to time be entrusted to him, subject to the superintendence, guidance and control of the Board of Directors and he shall perform such other duties as shall from time to time be entrusted to him by the Board of Directors and / or the Chairman or the Chief Executive Officer.
3.	Details of remuneration:
  Salary: Rs. 1,19,670/- per month in the scale of Rs. 90,000/- to Rs. 3,00,000/-
  Bonus: Mr. S. D. Shibulal shall be entitled to a bonus, up to a maximum of 20% of salary, payable quarterly or at other intervals as may be decided by the Board.
  Company performance linked incentive: Mr. S. D. Shibulal shall be entitled to company performance linked incentive, payable quarterly or at other intervals as may be decided by the Board.
  Individual performance linked incentive: Mr. S. D. Shibulal shall be entitled to individual performance linked incentive, up to a maximum of 60% of the fixed gross salary, payable quarterly or at other intervals as may be decided by the Board.
  Perquisites and allowances: Mr. S. D. Shibulal shall be entitled to the following perquisites and allowances:
(i)	Housing: Furnished / unfurnished residential accommodation or house rent allowance up to 10% of salary in lieu thereof. The expenditure incurred by the Company on gas, electricity, water and furnishings shall be valued as per Income Tax Rules, 1962.
(ii)	Medical Reimbursement / allowance: Reimbursement of actual expenses for self and family and / or allowance will be paid as decided by the Board from time to time.
(iii)	Leave travel concession / allowance: For self and family once in a year, as decided by the Board from time to time.
(iv)	Club fees: Fees payable subject to a maximum of two clubs.
(v)	Provision for driver / driver's salary allowance: As per the rules of the Company.
(vi)	Personal accident insurance: As per the rules of the Company.
  Other benefits: Mr. S. D. Shibulal shall be entitled to the following benefits:
a)	Earned / Privilege leave: As per the rules of the Company.
b)	Company's contribution to provident fund and super-annuation fund: As per the rules of the Company.
c)	Gratuity: As per the rules of the Company.
d)	Encashment of leave: As per the rules of the Company.
e)	Company car and telephone: Use of the Company's car and telephone at residence for official purposes, as per the rules of the Company.

The aggregate remuneration inclusive of salary, bonus, company performance linked incentive, individual performance linked incentive, perquisites and allowances, and other benefits taken together in respect of Mr. S.D. Shibulal, shall always be subject to the overall ceilings laid down in Sections 198 and 309 and other applicable provisions of the Companies Act, 1956.

Minimum remuneration
Notwithstanding anything herein above stated, where in any financial year during the tenure of Mr. S. D. Shibulal, the Company incurs a loss or its profits are inadequate, the Company shall pay to Mr. S. D. Shibulal the above remuneration by way of salary, performance bonus and other allowances as minimum remuneration, but however, subject to the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act, 1956.

Memorandum of interest
No director, except Mr. S. D. Shibulal, is deemed to be interested or concerned in his re-appointment and remuneration payable to him as a Director in whole-time employment.

For Infosys Technologies Limited

Parvatheesam K.
Company Secretary

January 10, 2007
Bangalore